
December 6, 2023

Petros Panagiotidis
Chairman and Chief Executive Officer
TORO CORP.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus

> **Re: TORO CORP.**
> **Registration Statement on Form F-3**
> **Filed November 13, 2023**
> **File No. 333-275478**

Dear Petros Panagiotidis:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed November 13, 2023

General

1. We note you are registering 8,500,000 common shares held by Pani Corp., a corporation controlled by your Chairman and Chief Executive Officer. Given the nature of the offering, including Mr. Panagiotidis' beneficial ownership and the size of the offering relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering and that Pani Corp. is not a statutory underwriter. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. In addition, to the extent this transaction is an

indirect primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ioannis Lazaridis